


05010577

TT&T Public Company Limited and Subsidiaries

Interim Financial Statements

For the period ended June 30, 2005

and

Review Report of Certified Public Accountant


TT&T PUBLIC COMPANY LIMITED



KPMG Phoomchai Audit Ltd.
Empire Tower, 22nd Floor
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 22 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.com

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at June 30, 2005, the consolidated statements of income for each of the three-month and six-month periods ended June 30, 2005 and 2004, and the consolidated statements of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2005 and 2004. I have also reviewed the balance sheet of TT&T Public Company Limited as at June 30, 2005 the statements of income for each of the three-month and six-month periods ended June 30, 2005 and 2004, and the statement of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2005 and 2004. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 15.2 to the financial statements, the Company earns income from other value added services. The rates for income sharing of which are being considered by TOT Corporation Plc. Furthermore, as discussed in Note 19.7 to the financial statements, which outlines the Company's dispute with TOT Corporation Plc, which are ongoing and still to be resolved.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2004, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements in my report dated February 15, 2005, with emphasis on the impact of the uncertainty of the dispute with TOT Corporation Plc. on the matter of income sharing from domestic long-distance telephone service fee and the charges for the TOT's IP network. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2004, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
July 28, 2005


บริษัท ทีทีแอนด์ที จำกัด (มหาชน)
TT&T PUBLIC COMPANY LIMITED

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

ASSETS

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	June 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"	June 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"
CURRENT ASSETS					
Cash on hand and in banks	17	1,053,698	875,505	958,128	578,186
Short-term investments					
- Fixed deposits	17, 19.5	55,886	205,875	51,708	201,708
- Short-term investments in promissory notes	17	810,500	1,235,000	720,500	930,000
Trade accounts receivable - net	5	1,357,250	1,147,583	1,357,250	1,147,583
Receivable from subsidiaries	4	-	-	10,629	6,121
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)		89,476	88,935	19,612	24,626
Inventories - net		442,638	444,401	435,603	440,722
Advance payment for share subscription	6	-	-	-	400,000
Accrued income from telephone services		140,320	153,506	140,320	153,506
Accrued income from long distance telephone service		29,146	31,917	29,146	31,917
Prepaid long distance circuit rental		57,422	48,329	57,422	48,329
Prepaid expenses		50,454	47,561	48,896	47,554
Deposits&advance payment to subcontractors		41,960	55,451	16,217	29,872
Accrued dividend income	7	-	-	322,545	205,200
Other current assets		49,423	95,156	43,450	70,756
Total Current Assets		4,178,173	4,429,219	4,211,426	4,316,080
NON-CURRENT ASSETS					
Advance for purchase of equipment		326,266	413,803	326,226	413,803
Investments in subsidiaries - Equity method	7	-	-	363,657	472,420
Assets not used in operations - net		49,806	50,032	49,806	50,032
Property, plant and equipment - net		5,347,700	4,922,139	5,285,991	4,886,124
Cost of telephone service expansion project transferred to TOT Corporation Plc. - net	9	29,519,508	30,536,732	29,634,038	30,650,682
Other non-current assets					
Prepaid withholding income tax		293,913	421,966	286,697	421,965
Refundable deposits and others		56,519	54,555	40,248	44,548
Total Non-Current Assets		35,593,712	36,399,227	35,986,663	36,939,574
TOTAL ASSETS		39,771,885	40,828,446	40,198,089	41,255,654

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Thousand Baht			
		Consolidated		The Company Only	
		June 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"	June 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"
CURRENT LIABILITIES					
Accounts payable - trade	4	277,059	450,692	250,663	407,318
Accounts payable - others	19	280,686	192,739	279,741	191,656
Current portion of long-term loans	11	1,867,454	1,601,013	1,867,454	1,601,013
Payable to subsidiary companies	4	-	-	507,453	516,367
Accrued long distance circuit rental expenses		135,970	95,970	135,970	95,970
Accrued conduit rental expenses		9,138	-	9,138	-
Accrued interest expense		1,464	2,565	1,464	2,565
Accrued expenses		241,625	251,077	218,088	227,919
Advance revenue from data communication network		35,372	39,517	35,372	39,517
Provision for payables to PEA	8	-	-	-	-
Other current liabilities		134,953	118,903	104,582	97,359
Total Current Liabilities		2,983,721	2,752,476	3,409,925	3,179,684
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	11	21,842,295	22,603,495	21,842,295	22,603,495
Total Non-Current Liabilities		21,842,295	22,603,495	21,842,295	22,603,495
Total Liabilities		24,826,016	25,355,971	25,252,220	25,783,179
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital :					
3,169,635,005 and 3,124,404,703 common shares in 2005 and 2004 respectively, Baht 10 per share	14	31,696,350	31,244,047	31,696,350	31,244,047
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,375)	(8,881,253)	(8,881,375)	(8,881,253)
Retained earnings (Deficit)					
Appropriated to Legal reserve		63,358	63,358	63,358	63,358
Deficit		(17,292,764)	(16,313,977)	(17,292,764)	(16,313,977)
Total Shareholders' Equity		14,945,869	15,472,475	14,945,869	15,472,475
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		39,771,885	40,828,446	40,198,089	41,255,654

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2005	2004 (Restated)	2005	2004 (Restated)
REVENUES					
Income from Telephone Services					
Expansion and Joint - Investment Agreement		1,484,120	1,619,431	1,459,437	1,604,550
Sales and service income		106,580	159,137	75,824	129,467
Equity in net income of subsidiaries		-	-	3,315	4,232
Interest income		7,341	5,205	6,530	4,874
Other income	4	30,456	38,649	38,744	44,301
Total Revenues		1,628,497	1,822,422	1,583,850	1,787,424
EXPENSES					
Costs of sales and services		88,039	120,913	41,570	86,257
Operating, administrative and general expenses	4	619,271	645,832	620,767	646,429
Foreign exchange loss - net		642,148	542,879	642,148	542,879
Depreciation and amortization		819,749	728,693	821,549	730,352
Directors' remuneration		2,253	2,609	2,253	2,609
Total Expenses		2,171,460	2,040,926	2,128,287	2,008,526
Loss before Interest Expense and Income Tax		(542,963)	(218,504)	(544,437)	(221,102)
Interest Expense		(328,840)	(312,419)	(328,841)	(312,419)
Income Tax		(1,475)	(2,598)	-	-
NET LOSS		(873,278)	(533,521)	(873,278)	(533,521)
Basic Loss per Share (Baht)	16	(0.28)	(0.18)	(0.28)	(0.18)

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2005	2004 (Restated)	2005	2004 (Restated)
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement		3,062,359	3,159,942	3,021,910	3,132,714
Sales and service income		211,362	294,271	154,014	231,598
Equity in net income of subsidiaries		-	-	8,582	13,117
Interest income		11,853	8,022	9,921	7,457
Other income	4	68,150	65,867	82,036	75,278
Total Revenues		3,353,724	3,528,102	3,276,463	3,460,164
EXPENSES					
Costs of sales and services		158,595	204,408	79,519	135,724
Operating, administrative and general expenses	4	1,255,319	1,226,961	1,258,120	1,231,657
Loss on exchange rate - net		651,744	466,338	651,054	466,338
Depreciation and amortization		1,619,779	1,457,364	1,623,414	1,460,729
Directors' remuneration		4,501	5,194	4,501	5,194
Total Expenses		3,689,938	3,360,265	3,616,608	3,299,642
Profit (Loss) before Interest Expense and Income Tax		(336,214)	167,837	(340,145)	160,522
Interest Expense		(638,642)	(627,026)	(638,642)	(627,025)
Income Tax		(3,931)	(7,314)	-	-
NET LOSS		(978,787)	(466,503)	(978,787)	(466,503)
Basic Loss per Share (Baht)	16	(0.31)	(0.16)	(0.31)	(0.16)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY "REVIEWED"

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

		In Thousand Baht					
		Consolidated					
		Issued and			Retained earnings (Deficit)		Total
		paid-up	Premium on	Discount on	Appropriated	Unappropriated	
	Notes	share capital	share capital	share capital			
Balance as at January 1, 2004 - as previously reported		28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Corporation Plc.	9	-	-	-	-	215,469	215,469
Restated balance		28,494,973	9,360,300	(8,881,161)	63,358	(16,109,237)	12,928,233
Net loss (after adjustment)	9	-	-	-	-	(466,503)	(466,503)
Common shares		465,180	-	(92)	-	-	465,088
Balance as at June 30, 2004		28,960,153	9,360,300	(8,881,253)	63,358	(16,575,740)	12,926,818
Balance as at January 1, 2005 - as previously reported		31,244,047	9,360,300	(8,881,253)	63,358	(16,557,440)	15,229,012
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Corporation Plc.	9	-	-	-	-	243,463	243,463
Restated balance		31,244,047	9,360,300	(8,881,253)	63,358	(16,313,977)	15,472,475
Net loss		-	-	-	-	(978,787)	(978,787)
Common shares	14	452,303	-	(122)	-	-	452,181
Balance as at June 30, 2005		31,696,350	9,360,300	(8,881,375)	63,358	(17,292,764)	14,945,869

		In Thousand Baht					
		The Company Only					
		Issued and			Retained earnings (Deficit)		Total
		paid-up	Premium on	Discount on	Appropriated	Unappropriated	
		share capital	share capital	share capital			
Balance as at January 1, 2004 - as previously reported		28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Corporation Plc.	9	-	-	-	-	215,469	215,469
Restated balance		28,494,973	9,360,300	(8,881,161)	63,358	(16,109,237)	12,928,233
Net profit (after adjustment)		-	-	-	-	(466,503)	(466,503)
Common shares	9	465,180	-	(92)	-	-	465,088
Balance as at June 30, 2004		28,960,153	9,360,300	(8,881,253)	63,358	(16,575,740)	12,926,818
Balance as at January 1, 2005 - as previously reported		31,244,047	9,360,300	(8,881,253)	63,358	(16,557,440)	15,229,012
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Corporation Plc.	9	-	-	-	-	243,463	243,463
Restated balance		31,244,047	9,360,300	(8,881,253)	63,358	(16,313,977)	15,472,475
Net loss		-	-	-	-	(978,787)	(978,787)
Common shares	14	452,303	-	(122)	-	-	452,181
Balance as at June 30, 2005		31,696,350	9,360,300	(8,881,375)	63,358	(17,292,764)	14,945,869

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF CASH FLOWS "REVIEWED"

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	In Thousand Baht			
	Consolidated		The Company Only	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(978,787)	(466,503)	(978,787)	(466,503)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Depreciation and amortization	1,630,087	1,464,248	1,623,414	1,460,729
Provision for loss of VAT refundable	3,912	-	3,912	-
Interest capitalized as loan	131,004	91,992	131,004	91,992
Provision for doubtful accounts	14,085	14,945	14,085	13,663
Loss on exchange rates	647,184	466,187	647,185	466,187
Equity in net income of subsidiaries	-	-	(8,582)	(13,117)
Gain on disposal of fixed assets	(2,873)	(5,750)	(2,765)	(4,053)
Profit from Operating Activities before Changes in Operating Assets and Liabilities	1,444,612	1,565,119	1,429,466	1,548,898
Decrease (increase) in operating assets				
Trade accounts receivable	(223,752)	4,329	(223,752)	5,611
Receivable from subsidiaries	-	-	(4,508)	(682)
Accounts receivable - Others	(541)	(11,665)	5,013	1,251
Inventories	(131,412)	(115,302)	(128,057)	(121,443)
Prepaid income tax and withholding tax	128,053	(13,376)	135,267	(13,377)
Refundable value added tax	(96)	(2,286)	(96)	(30)
Other current assets	63,196	(114,065)	46,484	(118,988)
Increase (decrease) in operating liabilities				
Accounts payable - trade	(173,049)	778	(156,071)	(14,042)
Accounts payable - others	87,946	151,338	88,085	153,461
Income tax payable	(443)	(327)	-	-
Accounts payable - subsidiaries	-	-	(8,914)	3,577
Accrued long-distance circuit rental expense	40,000	(9,419)	40,000	(9,419)
Accrued conduit rental expense	9,138	8,970	9,138	8,970
Accrued interest expense	(1,101)	(16,920)	(1,101)	(16,920)
Other current liabilities	2,895	243	(6,754)	3,759
Net Cash Provided by Operating Activities	1,245,446	1,447,417	1,224,200	1,430,626

The accompanying notes are an integral part of these financial statements.

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	In Thousand Baht			
	Consolidated		The Company Only	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	6,191	6,484	5,419	4,717
Increase in short-term investments	(165,512)	(659,138)	(120,500)	(670,000)
Preceeds from return of advance payment for share subscription	-	-	400,000	-
Increase in property, plant and equipment	(646,510)	(442,038)	(613,481)	(421,753)
Increase in advance for purchase of equipment	(90,167)	(445,923)	(90,127)	(445,923)
Increase in cost of Telephone Service Expansion Project transferred to TOT Corporation Plc.	(84,125)	(65,183)	(84,705)	(65,644)
Decrease (increase) in deposits and others	(5,780)	7,030	486	2,812
Net Cash Used in Investing Activities	(985,903)	(1,598,768)	(502,908)	(1,595,791)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(821,465)	(1,189,313)	(821,465)	(1,189,313)
Proceeds from share capital	115	87	115	87
Net Cash Used in Financing Activities	(821,350)	(1,189,226)	(821,350)	(1,189,226)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(561,807)	(1,340,577)	(100,058)	(1,354,391)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,160,505	2,793,198	1,558,186	2,674,968
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,598,698	1,452,621	1,458,128	1,320,577

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2005	2004	2005	2004
1. Cash payments during the periods:				
Interest expense	508,739	552,567	508,739	552,567
Income tax	96,274	106,686	84,704	99,046
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	1,053,698	1,432,621	958,128	1,320,577
Short-term investments with maturity date within 3 months	545,000	20,000	500,000	-
	1,598,698	1,452,621	1,458,128	1,320,577

3. For the six-month periods ended June 30, 2005 and 2004, the Tranche C warrant holders had exercised their rights by converting Tranche C loans amounting to approximately Baht 452 million and Baht 465 million, respectively to share capital.

The accompanying notes are an integral part of these financial statements.

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The interim financial statements are prepared in Thai Baht, in the Thai language, and in conformity with generally accepted accounting standards in Thailand. Accordingly the interim financial statements are intended solely to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended December 31, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2004.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English language translation of the interim financial statements has been prepared from the Thai language interim financial statements which are issued for domestic reporting purposes.

The consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group"). Details of the Company's subsidiaries are as follows:

	Business Type	Country of Registration	Percentage of Holding June 30, 2005	Percentage of Holding December 31, 2004
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	Installation of dropwire and sale of telephone equipment and installation to the subscribers	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly held		66.666	66.666
	- Indirectly held		33.333	33.333
			99.999	99.999

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Pursuant to the Extraordinary General Meetings of Shareholders No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. TT&T Value Added Service Company Limited has completed the liquidation as approved by the Extraordinary General Meeting of Shareholders No. 2/2005 dated July 26, 2005.

2. RESULT OF OPERATIONS

Following agreement on debt restructuring with financial creditors and major creditors in 2001, the management believe that the Company will be able to comply with the conditions of the related debt restructuring agreements. Also, the Company has taken certain measures such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Nevertheless, the economic situation is uncertain and may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Progress of Concession Conversion
In 2003, the government announced its policy regarding the Joint - Undertaking Concession Conversion and its priority in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as revenue sharing, compensation details, assets network and the tax payment standard for various services.

In October 2004, the National Telecommunication Commission (NTC) was established and started their role by supervising the telecommunication operators to comply with the Telecommunication Act.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements are prepared in accordance with generally accepted accounting standards. The significant accounting policies used to prepare the interim financial statements for the three-month and six-month periods ended June 30, 2005 and 2004 are similar to those that have been applied to the financial statements for the year ended December 31, 2004.

4. TRANSACTIONS WITH RELATED PARTIES

Related parties are those parties linked to companies in the Group by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or at contractually agreed prices where no market prices exist. Significant balances at each balance sheet date, and transactions for the financial years then ended, with related parties are as follows:

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing. As at June 30, 2005 and December 31, 2004, the Company had commitment for payment of the equipment under the aforesaid agreements in the amounts of approximately Baht 153 million and Baht 274 million respectively

On December 1, 2004, a subsidiary entered into the contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts comprise the End User Software License Agreement with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26,000,000, and the Support and Maintenance Agreement in the amount of USD 3,145,000 per year. The Company entered into a novation agreement for the CC&B Procurement Contract with the subsidiary effective on April 1, 2005. The Company had commitment for payment of those equipment and services under the term and condition stipulated in the contracts. (Please see Note 6 for developments on this matter.)

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with a subsidiary company. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month.

On March 16, 2005, Jasmine Internet Company Limited, an affiliate of a shareholder of the Company, agreed to designate the Company's subsidiary to be a representative for internet service i.e. marketing consultancy and all customer support services. The subsidiary agreed to share remuneration and pay a minimum guarantee as stipulated in the agreement. This agreement shall become effective for an initial term of 2 years and shall be automatically renewed for one additional year each unless either party notifies the other party 90 days prior to its termination. In addition, the subsidiary has entered into an agreement with the Company on April 1, 2005 in providing technical and advisory services for internet services to the subsidiary's customers. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the subsidiary company clients, including help solving all the problems requested.
- Arrange the printing of receipts and/or invoices.
- Provide engineering services, such as technical advisory services in setting up the system and equipment to support the clients.

The Company will receive monthly service fee based on type of the clients and at the rate stated in the agreement. The agreement is valid for one year and renewable each time for a year. Either signatory to the agreement may terminate by giving an advance notice to the other not less than 60 days.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2005:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Six-month	Three-month	Six-month
Subsidiaries				
Consultancy service income	-	-	4	9
Office building rental and service income	-	-	2	3
Advisory for internet service income	-	-	3	3
Sales Modem	-	-	3	3
Purchase and installation dropwire	-	-	42	77
Purchase and outside plant maintenance	-	-	21	48
Purchase and maintenance equipment	-	-	9	15
Cars and equipment rental	-	-	22	44
Related company				
Lease circuit	6	3	2	3
Data Communication Network	3	7	3	7
Purchase equipment project CC&B	103	308	308	308
Purchase network equipment	175	248	175	248

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2004:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Six-month	Three-month	Six-month
Subsidiaries				
Consultancy service income	-	-	4	9
Office building rental and service income	-	-	2	3
Purchase and installation dropwire	-	-	48	66
Purchase and outside plant maintenance	-	-	20	60
Purchase and maintenance equipment	-	-	5	10
Cars and equipment rental	-	-	22	44
Related company				
Lease circuit	2	4	2	4
Data Communication Network	2	4	2	4
Purchase network equipment	152	206	152	206

Balances with related parties as at June 30, 2005 and December 31, 2004:

	In Million Baht			
	Consolidated		The Company Only	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	11	6
- TT&T Value Added Service Co., Ltd.	-	-	-	-
Total	-	-	11	6
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	41	50
- TT&T Value Added Service Co., Ltd.	-	-	467	467
Total	-	-	508	517
Payable to related company (Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	4	2	4	2
- Loxbit Public Company Limited	-	5	-	5
- Jasmine Telecom Systems Public Company Limited	14	36	14	36
- Jasmine Internet Co., Ltd.	7	-	2	-
- Siam Teltech Computer Co., Ltd.	1	2	1	2
Total	26	45	21	45
Advance for purchase of equipment (Part of the advance for purchase of equipment in the balance sheets)				
- Loxbit Public Company Limited	12	48	12	48
- Jasmine Telecom Systems Public Company Limited	143	150	143	150
- Loxdata Company Limited	30	30	30	30
Total	185	228	185	228

5. TRADE ACCOUNTS RECEIVABLE

As at June 30, 2005 and December 31, 2004, the Company had outstanding balances of trade accounts receivable classified by their aging, as follows:

	In Million Baht				
As at June 30, 2005	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	276.3	28.6	64.6	49.4	418.9
- Unbilled	733.2	72.5	67.1	133.6	1,006.4
VAT on the assets transferred	0.5	0.4	1.9	7.2	10.0
Trade receivables – others	52.7	32.6	2.7	7.8	95.8
	1,062.7	134.1	136.3	198.0	1,531.1
Less Allowance for doubtful debts					(173.8)
Accounts receivable – net					1,357.3

As at December 31, 2004	In Million Baht				
	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	371.9	33.5	40.4	8.9	454.7
- Unbilled	563.9	48.7	42.2	126.4	781.2
VAT on the assets transferred	1.1	0.9	6.0	1.2	9.2
Trade receivables – others	51.4	1.3	1.4	8.1	62.2
	988.3	84.4	90.0	144.6	1,307.3
Less Allowance for doubtful debts					(159.7)
Accounts receivable – net					1,147.6

As at June 30, 2005 and December 31, 2004, the Company had set up allowances for doubtful receivables of approximately Baht 173.8 million and Baht 159.7 million, respectively. The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Corporation Plc. ("TOT".)

TOT Corporation Plc. has changed its name to TOT Plc. effective on July 1, 2005 onwards.

6. ADVANCE PAYMENT FOR SHARE SUBSCRIPTION

The Company intended to invest in the Customer Care and Billing System (CC&B) through a subsidiary, TT&T Subscriber Services Company Limited. The subsidiary had, accordingly, convened Extraordinary General Meetings of its shareholders No. 3/2004 and No. 4/2004 at which resolutions were passed to increase the authorized share capital of the subsidiary by Baht 600 million in order to support the proposed investment in the CC&B. The Board of Directors of the Company approved the payment of Baht 400 million to the subsidiary in November and December 2004 as advance payment for additional shares in the subsidiary.

Creditors of the Company have subsequently filed notice of their objection to the proposed investment in the CC&B through the subsidiary, and imposed conditions on the Company should the Company proceed with the investment in this manner. The Company, after consideration of this objection, has decided to invest directly in the CC&B project rather than through the subsidiary and entered into a novation agreement for the CC&B Procurement Contract with the subsidiary effective on April 1, 2005. The subsidiary had convened Extraordinary General Meetings of its shareholders No. 1/2005 and 2/2005 held on February 4 and 21, 2005 respectively. Resolutions were passed to cancel the previous special resolutions for the capital increase and to return the share subscription advance to the Company. The Company received the aforesaid return share subscription in May 2005.

7. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at June 30, 2005 and December 31, 2004, the investments recorded by the equity method consisted of the investments in shares of subsidiaries which are presented in the interim financial statements of the Company as follows:

	In Million Baht					
		At Cost Method		At Equity Method		
	Paid-up Capital	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	Dividend Receivable
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	10	10	10	97	205	117
TT&T Value Added Service Co., Ltd.	150	100	100	267	267	205
Total	160	110	110	364	472	322

Pursuant to the Extraordinary General Meetings of Shareholders No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. TT&T Value Added Service Company Limited has completed the liquidation as approved by the Extraordinary General Meetings of Shareholders No. 2/2005 dated July 26, 2005.

The Board of Directors' Meeting of TT&T Subscriber Services Co., Ltd. No. 3/2005 held on May 10, 2005 approved the interim dividend payment to the shareholders at Baht 117.35 per share by July 21, 2005. The subsidiary appropriated the legal reserve in the amount of Baht 1 million.

8. PROVISION FOR PAYABLES TO PEA

The Company's financial statements as at December 31, 2004 and June 30, 2004, before adjustment, reflected a provision of Baht 631 million for payables to Provincial Electricity Authority ("PEA") in respect of the costs of pole-erecting and cable-laying equipment. These payables were included in the rehabilitation plan which was in the process of judgment from the Official Receiver. On September 30, 2002, the Official Receiver instructed the Company to pay debt balances, including interest (computed up to May 8, 2000), amounting to approximately Baht 230 million. The Company had made payment to PEA for both the principal and interest (up to December 25, 2002), amounting to Baht 268 million by the debt-to-equity method according to the resolution adopted at the Extraordinary Shareholders' Meeting No.2/2002, held on December 19, 2002. However, PEA submitted an appeal against the Official Receiver's instructions to the Central Bankruptcy Court ("CBC"). On May 28, 2003, CBC considered and issued an order to cancel the appeal of PEA objecting to the Official Receiver's instructions. Later, on June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order. The Supreme Court considered and made an appointment for the judgment hearing on March 22, 2005. The Supreme Court upheld the CBC decision and the case was considered closed. The Company has made an adjustment to reverse the provision for payables to PEA amounting to Baht 631 million and reduce the "Cost of Telephone Services Expansion Project transferred to TOT Corporation PLC" by the same amount.

9. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT CORPORATION PLC.

The Company has recorded the telephone equipment system gradually delivered to TOT according to the conditions of the Joint Operate and Joint Investment Agreement for telephone services expansion in the account "Cost of Telephone Services Expansion Project transferred to TOT Corporation Plc" and amortizes these costs as expenses over the remaining period of the concession (up to June 2019), commencing from the date on which the assets or the ownership are transferred.

The Company has, as described in Note 8, reduced the "Cost of Telephone Services Expansion Project transferred to TOT Corporation Plc", by Baht 631 million, The Company has, as a consequence of this spacing reduction in cost, adjusted for the excess amortization charged in prior years to Deficit as at January 1, 2004 and 2005 by Baht 215 million and Baht 243 million, respectively, and adjusted the loss for the three-month and six-month periods ended June 30, 2004 by Baht 7 million and Baht 14 million respectively.

10. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with the Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 3, 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement. (See note 11 to the financial statements)

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. The condition of the Restructuring Plan Warrants is specified in note 12 to the financial statements.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum receipt of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The condition of Tranche C warrants is specified in note 13 to the financial statements.

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The Court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

11. LONG-TERM LOANS

As at June 30, 2005 and December 31, 2004, long-term loans consisted of:

	In Million Baht	
	June 30, 2005	December 31, 2004
US Dollar loan	11,948	12,132
Baht loan	11,762	12,072
Total	23,710	24,204
Less portion due within one year	(1,868)	(1,601)
Total Long-Term Loans – Net	21,842	22,603

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million, without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owed to creditors of Baht 13,926.9 million, without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR plus or minus the agreed rate specified in the agreement.

12. RESTRUCTURING PLAN WARRANTS ("RPW")

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.

The details of Restructuring Plan Warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. As at December 31, 2004, holders of 43,319 warrant units had exercised their rights to buy the Company's common shares. During the period ended June 30, 2005, holders of additional 23,769 warrants units had exercised their right to buy the Company's common shares as follows:

Exercise date	Warrants exercised (Units)	Common shares issued (shares)	Cash receipt from exercise (Baht)	Registration date of increase of share capital
January 2005	18,170	18,170	88,124.50	February 10, 2005
February 2005	2,950	2,950	14,307.50	March 8, 2005
March 2005	150	150	727.50	April 11, 2005
May 2005	2,499	2,499	12,120.15	June 8, 2005
	23,769	23,769	115,279.65	

The balances of unexercised warrants are as follows:

	Units				
	Warrants unexercised at January 1, 2005	Warrants exercised during the period	Warrants Unexercised at June 30, 2005	Exercise price (Baht/share)	Expiry date
RPW	281,112,291	23,769	281,088,522	4.85	October 1, 2006

As at June 30, 2005, the latest bidding price of the warrants was Baht 1.97 per unit.

13. TRANCHE C WARRANTS ("TCW1" and "TCW2")

The details of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on September 30, 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date 24 months after the Closing Date (First Trigger Date), which was September 3, 2001, and issued by December 31, 2003. The second portion shall be offered at 75% of total Tranche C Loans as at the date 30 months after the Closing Date (Second Trigger Date) and issued by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, with an exercise ratio at 1 unit of warrant to 1 common share. Further, the Meeting approved an allocation of approximately 3,721 million reserved ordinary shares by allocating 672 million shares in reserve for the exercise of Tranche C Warrants by Tranche C Creditors, and the remaining 3,049 million shares should be reserved for offering to investors on a private placement basis.

On December 31, 2003, the Company issued the first portion of Tranche C Warrants ("TCW 1") to Tranche C Creditors in the amount of 148,777,887 units. As at December 31, 2004, holders of 83,400,525 warrant units had exercised their rights to buy the Company's common shares. During the period ended June 30, 2005 holders of 2,207,301 warrants units had exercised their rights as follows:

Exercise date	Warrants exercised (Units)	Common shares Issued (shares)	Debt to Equity Conversion ('000 Baht)	Registration date of increase of share capital
January 31, 2005	2,207,301	2,207,301	22,073	February 10, 2005

On March 31, 2004, the Company issued the second portion of Tranche C Warrants ("TCW 2") to Tranche C Creditors in the amount of 443,995,171 units. As at December 31, 2004, holders of 191,488,978 warrant units had exercised their rights to buy the Company's common shares. During the period ended June 30, 2005 the holders of 42,999,232 warrants units had exercised their rights as follows:

Exercise date	Warrants exercised (Units)	Common shares Issued (shares)	Debt to Equity Conversion ('000 Baht)	Registration date of increase of share capital
January 31, 2005	42,999,232	42,999,232	429,992	February 10, 2005

The balances of unexercised warrants are as follows:

	Units				Exercise by Cash or Debt/ Equity Conversion (Baht/share)	Expiry date
	Warrants unexercised at January 1, 2005	Warrants issued	Warrants Exercised	Warrants unexercised at June 30, 2005		
TCW 1	65,377,362	-	2,207,301	63,170,061	10	December 30, 2008
TCW 2	252,506,193	-	42,999,232	209,506,961	10	March 30, 2009

14. SHARE CAPTIAL

Authorized and issued share capital

	2005	
	No. of Shares	In Thousand Baht
Authorized:		
Common shares of Baht 10 each		
At January 1 and June 30	7,000,000,000	70,000,000
Issued and fully paid		
Common shares of Baht 10 each		
At January 1	3,124,404,703	31,244,047
Issues on exercise of warrants		
RPW	23,769	238
TCW 1	2,207,301	22,073
TCW 2	42,999,232	429,992
At June 30	3,169,635,005	31,696,350

Unissued share capital

	No. of shares		
	Unissued at January 1, 2005	Issued during the Period	Unissued at June 30, 2005
Common shares of Baht 10 each allotted for			
a) debt/equity conversion to Class 7 Creditors	2,011,054	-	2,011,054
b) debt/equity conversion to Class 8 Creditors	851,860	-	851,860
c) debt/equity conversion to Class 1 & 2 Creditors	814,447	-	814,447
d) exercise of Restructuring Plan Warrants	283,956,681	23,769	283,932,912
e) offer to directors and employees of the Group	142,000,000	-	142,000,000
f) offer to			
- reserved for exercise of Tranche C Warrant	397,110,497	45,206,535	351,903,964
- reserved for exercise of the Company's warrant	39,000,000	-	39,000,000
- investors on a private placement	3,009,850,758	-	3,009,850,758
	3,875,595,297	45,230,302	3,830,364,995

The 2005 Annual General Meeting of shareholders held on April 28, 2005 passed a resolution for the incorporation of additional objectives for allocation of the remaining 3,048,850,758 ordinary shares as follows:

a) To reserve 39,000,000 shares for the exercise of the Company's warrants, i.e. warrants issued under the Company's Debt Restructuring Plan (RPW) and warrants offered to Tranche C Creditors for two portions (TCW1 and TCW2). This is in reserve for the exercise right adjustment which may cause an increase in the original rate of exercise right (if any).

b) To reserve 3,009,850,758 shares for offering all or part thereof to investors on a private placement basis according to the Notification of the Securities and Exchange Commission.

c) In case there are any capital increase ordinary shares remaining from the reserve for the exercise of the Company's warrants as a result of the Company's right adjustment and the allocation for offering to investors on a private placement basis as described above, such remaining ordinary shares shall be allocated for public offering at the offer price of not less than Baht 4.10 per share. The Company must have accumulated loss at the time of issuance of offering the shares.

In addition, the 2005 Annual General Meeting of shareholders resolved and approved the issuance and offering of warrants to purchase the Company's shares to the directors and executives of the Company and its subsidiaries (Equity Stock Option Plan ; ESOP). The ESOP warrants have 5 years from the issuing and offering date and have allowed for exercise in the following proportion:

In year 1 : exercisable up to 20% of the total warrants allocated.
In year 2 : exercisable up to 40% of the total warrants allocated.
In year 3 : exercisable up to 60% of the total warrants allocated.
In year 4 : exercisable up to 80% of the total warrants allocated.
In year 5 : exercise of the remaining warrants allocated.

Preliminary details of this issuance and offering of ESOP warrants are as follows:

Type of warrant	: Bearer and non-transferable right to purchase common shares of the Company
Amount of warrants offered	: 63.5 million units for ESOP warrant 2005/1
	: 36.5 million units for ESOP warrant 2005/2
Offering price per unit	: Baht 0 per unit
Exercise ratio	: 1 warrant : 1 common share
Exercise price	: ESOP warrant 2005/1 - Baht 6 or averaged closing price of the Company's ordinary shares traded on the Stock Exchange of Thailand during 30 day period prior to the date of the shareholders' Meeting, whichever is higher.
	: ESOP warrant 2005/2 – Baht 10
Number of common shares allotted and reserved for the warrants	: 63.5 million shares for ESOP warrant 2005/1
	: 36.5 million shares for ESOP warrant 2005/2
Term of issuing and offering warrants	: within 1 year from the date of approval by the office of the Securities and Exchange Commission

15. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES AND OTHER VALUE ADDED SERVICE INCOME

15.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated. The following table summarises details of the revenue recognized from this source and the financial periods in which such revenue was recognized.

Period in which calls were made/received.	Income (Million Baht)	Period in which revenue was recognized.
January 1994 to July 2000	53	2nd quarter of 2004
August 2000 to December 2001	80	4th quarter of 2002
January 2002 to March 2003	13	4th quarter of 2003

Income from calls between January 1994 and July 2000 amounting to approximately Baht 53 million was recognized in the second quarter of 2004, in accordance with the letters from TOT, dated May 21 and June 25, 2004. The income from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reasonably and reliably estimated.

15.2 Other Value Added Service Income

The Company earns income from other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, etc, the rates of income sharing for which are being considered by TOT with further discussion in Quarter 2, 2005. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

16. LOSS PER SHARE

Basic loss per share

Basic loss per share is determined by dividing the net loss for the three-month and six-month periods ended June 30, 2005 and 2004 by the weighted average number of shares outstanding during the periods.

	Consolidated		The Company Only	
Periods ended June 30, 2005	Three-month	Six-month	Three-month	Six-month
Net loss for common shareholders (In Thousand Baht)	(873,278)	(978,787)	(873,278)	(978,787)
Weighted average number of shares (Thousand Shares)	3,169,633	3,159,637	3,169,633	3,159,637
Basic loss per share (Baht)	(0.28)	(0.31)	(0.28)	(0.31)

	Consolidated		The Company Only	
Periods ended June 30, 2004	Three-month	Six-month	Three-month	Six-month
Net loss for common shareholders (In Thousand Baht)	(533,521)	(466,503)	(533,521)	(466,503)
Weighted average number of shares (Thousand Shares)	2,885,146	2,873,030	2,885,146	2,873,030
Basic loss per share (Baht)	(0.18)	(0.16)	(0.18)	(0.16)

Diluted earnings per share

Diluted earnings per share are determined by dividing the net profit for the period by the weighted average number of share outstanding during the period after adjusting common stock equivalents, on the assumption that the holders of restructuring plan warrants had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted earnings per share for the three-month and six-month periods ended June 30, 2005 and 2004, because the warrants are anti-dilutive as their conversion to common shares would increase earnings per share.

17. ASSETS USED AS COLLATERAL

As at June 30, 2005 and December 31, 2004, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes totalling Baht 1,713 million and Baht 1,690 million respectively, are provided as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

18. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas, including the installation of telephone lines. The management considers the operations as one business and the operations of the subsidiaries are complementary to the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in terms of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

19. OBLIGATIONS AND CONTINGENT LIABILITIES AND CONTINGENCIES

19.1 As at June 30, 2005 and December 31, 2004, the Company and a subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favor of other government agencies and contractor companies amounting to approximately Baht 62 million, as collateral for the Company's compliance with the terms of agreements.

19.2 The Company and a subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at June 30, 2005 and December 31, 2004, the Company and subsidiary committed to pay the rental under the lease agreements as follows:

	In Million Baht			
	Consolidated		The Company Only	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Due within one year	38	49	7	13
Between 2 - 4 years	29	47	1	3
Total	67	96	8	16

19.3 The Company had entered into agreements for the purchase and installation of equipment, in providing telephone services with the various companies, both local and overseas. As at June 30, 2005 and December 31, 2004, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amounts of Baht 194 million and Baht 158 million, respectively.

19.4 On December 17, 2004, the subsidiary entered into a construction contract to construct a building under CC&B project with a local company. The subsidiary had commitments for payment of the construction cost under the aforesaid contract in the amount of Baht 20.09 million.

19.5 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million, value added tax and the related penalty amounting to approximately Baht 22.6 million, and omit the payment of Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax and the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee, backed by pledge of fixed deposit, to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. The Supreme Court has appointed to hear the judgement on August 22, 2005.

TOT in a letter, advised the Company that the Revenue Department had answered the query raised by TOT regarding the compensation of the excise tax received by the contracting party of public sector, from the state contracting party falls into the nature of being the service - provided remuneration, with the result that the tax submission by TOT and the Company as the public sector contracting party, during the period covering February 2003 upto January 2005, was not correct, which caused a fine and surcharge from non-preparation and non-submission of the tax invoice and VAT to the Revenue Department in time, amounting to Baht 53.3 million and Baht 5.8 million respectively. However, the Company had made mutual discussions with the Revenue Department and TOT on April 20, 2005 and had received the advice from the Revenue Department to send a letter to the Revenue Department requesting for an extended period for the submission of VAT and exemption of fine and surcharge for further consideration. The Company had submitted the said letter to the Revenue Department on May 17, 2005. Currently, the result of their consideration is not known.

19.6 The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on August 5, 2003. On May 10, 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against conviction and the case was being considered by the Supreme Administrative Court.

19.7 Dispute between the Company and TOT

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a market testing on the use of the domestic long-distance telephone calls by applying the service fee rate which is lower than the basic rate as stated in the Joint Undertaking Agreement, with effect from September 1, 2003. There had been 2 more extensions for the said period, which finally ended on June 30, 2004. Later on, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from July 1, 2004 to December 31, 2004, which the Company had refused the said mutual market testing. But under the Joint Undertaking Agreement, the Company who has been authorized by TOT to issue invoices for the service fees, has to issue the said invoices at the same rate as TOT. As a result, the impact of the said adjustment of the service fee rate, under the said Joint Undertaking Agreement, caused a drastic reduction in the income sharing. After discussions with TOT, the Company sent a letter to TOT advising them of the said impact. TOT, however, still continued with the said adjustment of the service fee rate, thus causing the Company higher financial loss. Therefore, the Company issued a letter dated January 24, 2005, requesting TOT to reimburse the said domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 492,783,623, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. But TOT claim that the Company did not charge the service fee according to the basic fee rate and considered material breach of agreement. TOT has, therefore, requested the Company to compensate TOT for the reduced portion of income sharing from July 2004 to November 2004, of Baht 492,783,622.

The legal advisor firm has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and, therefore could not claim for any related loss.

There is no conclusion as yet on this matter, and the Company and TOT still issued the claim letters to each other for domestic long-distance fee cumulative to January 2005 in the amount of Baht 696,186,437.

Logo on Public Payphone Booth

TOT in their letter dated June 1, 2005 requested the Company to take the Company's logo out of public payphone booths, due to non-compliance with the terms of the Agreement and considered a breach of the Agreement. Therefore, TOT demanded the Company to pay for the damaged cost covering the period from the date of commencing operations until April 2005, amounting to Baht 352 million. The Company had issued a letter advising that the fixing of the Company's logo on the public phone booths was for the purpose of maintenance under the Company responsibility. When the public payphone was out of order, the customer can inform the Company to fix it. So it will not cause damage to TOT.

Service fee for receipt of fault complaints

According to the Addendum to the Amended Joint Operate and Joint Investment Agreement on Fault Complaint Reception and Dropwire Maintenance Service, TOT agreed to pay for the service fee to the company at the actual cost plus 5% of that cost, but not exceeding the rate determined in the Addendum. TOT calculated the overpaid service fee for the year 2002-2004, which was different from what the Company had calculated and recorded for repayment to TOT, in total amounting to Baht 54 million.

19.8 IP Network rental fee

Because, as stated above, the Company did not agree to participate with TOT in the market testing of the domestic long-distance telephone network during July 1, 2004 to December 31, 2004, TOT has charged the Company for the use of its IP Network, which is used for providing the services of the domestic long-distance telephone in economy price (Y-Tel 1234), at the previous agreed rate. The amount charged by TOT to the Company for the use of its IP Network for the period from July 2004 to March 2005 was over the amount recorded and paid by the Company by Baht 49 million.

However, on May 29, 2005, TOT and the Company had made a mutual agreement to have a market test in the use of the domestic long-distance telephone, at economy price (Y-Tel 1234), (3rd revised) in order to extend the period of the market test in the use of the domestic long-distance telephone, at economy price (Y-Tel 1234), covering the period form July 1, 2004 to June 30, 2005. This mutual agreement specified the charge rate of IP Network which is similar to the rate that the Company recorded and paid to TOT. At the end of the agreed period, TOT and the Company had agreed to extend the market testing period further from July 1, 2005 to October 31, 2005.

19.9 According to TOT's letter dated July 15, 2005, TOT had investigated and found that the installation and submission of income from public payphone by the Company was incorrect. The Company had not submitted income to TOT from January to May 2005 of at least Baht 74 million. Therefore, TOT requested the Company to submit the income correctly, including interest caused by the late submission. The Company was investigating the said matter.

19.10 On April 8, 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the network utilization or access charged or should have been charged by TOT from the mobile operators according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of March 31, 2005, is in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned amount until payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from April 1, 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. At present, the case is under the process that TOT as the defendant has requested extension of the period to submit a protest.

20. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2004 financial statements have been reclassified to conform to the 2005 interim financial statement presentation.

21. APPROVAL OF THE FINANCIAL STATEMENTS

The interim financial statements have been approved by the directors of the Company.